Exhibit 21.1

Legal Name	Jurisdiction of Incorporation

Exogen, Inc. (1)	Delaware

Bioventus LLC	Delaware

Bioventus Holdings LLC (1)	North Carolina

Bioventus Coöperatief U.A.(3)	Netherlands

Bioventus Canada, Ulc (4)	British Columbia

Bioventus Australia Pty Ltd (4)	Australia

Bioventus Germany GmbH (4)	Germany

Bioventus UK, Ltd (4)	United Kingdom

(1)	Wholly owned subsidiary of Bioventus LLC
(2)	Wholly owned subsidiary of Bioventus Limited
(3)	Joint partnership between Bioventus LLC and Bioventus Holdings LLC
(4)	Wholly owned subsidiary of Bioventus Coöperatief U.A